EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following illustrates the computation of the ratio of earnings to fixed charges for the six months ended June 30, 2004 and the year ended December 31, 2003. The earnings for the years ended December 31, 2002 through 1999 and for the six months ended June 30, 2003 were inadequate to cover total fixed charges. The coverage deficiencies for the years ended December 31, 2002 through 1999 were (in thousands): $63,192, $6,665,780, $3,082,114 and $287,992, respectively. The coverage deficiency for the six months ended June 30, 2003 was $1,395.

	Six Months	Year
	Ended	Ended
	June 30, 2004	December 31, 2003
Earnings:
Income from continuing operations before income taxes	$13,020	$20,745
Add:
Fixed charges	13,595	21,709

Pretax net income as adjusted	$26,615	$42,454

Fixed charges:
Interest (includes amortization of debt issuance costs)	$9,586	$15,214
Interest factor in rent expense	4,009	6,495

Total fixed charges	$13,595	$21,709

Ratio of earnings to fixed charges	2.0	2.0